UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Autodesk, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

052769106

(CUSIP Number)

Ricky C. Sandler

Eminence Capital, LP

65 East 55th Street

25th Floor

New York, New York 10022

(212) 418-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 052769106

1	NAME OF REPORTING PERSONS Eminence Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,079,213
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,079,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,079,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 052769106

1	NAME OF REPORTING PERSONS Eminence GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,610,020
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,610,020
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,610,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 052769106

1	NAME OF REPORTING PERSONS Ricky C. Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,375
	8	SHARED VOTING POWER 13,079,213
	9	SOLE DISPOSITIVE POWER 3,375
	10	SHARED DISPOSITIVE POWER 13,079,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,082,588
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Shares”), of Autodesk, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 111 McInnis Parkway, San Rafael, California 94903.

Item 2.	Identity and Background

(a) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Eminence Capital, LP, a Delaware limited partnership (“Eminence Capital”);

(ii) Eminence GP, LLC, a Delaware limited liability company (“Eminence GP”); and

(iii) Ricky C. Sandler, a U.S. citizen (“Mr. Sandler”).

This Schedule 13D relates to Shares held for the accounts of:

(i) Eminence Partners, L.P., a New York limited partnership (“Eminence I”); Eminence Partners II, L.P., a New York limited partnership (“Eminence II”); Eminence Partners Leveraged, L.P., a Delaware limited partnership (“Eminence Leveraged”); Eminence Eaglewood Master, L.P., a Delaware limited partnership (“Eminence Eaglewood”); Eminence Partners Long, L.P. (“Eminence Long”), a Delaware limited partnership; EC Co-Invest I, LP, a Delaware limited partnership (“EC Co-Invest,” and together with Eminence I, Eminence II, Eminence Leveraged, Eminence Eaglewood and Eminence Long, the “Partnerships”); as well as Eminence Fund Master, Ltd., a Cayman Islands exempted company (“Eminence Offshore Master Fund”), Eminence Fund Leveraged Master, Ltd., a Cayman Islands exempted company (“Eminence Offshore Leveraged Master Fund”, and together with Eminence Offshore Master Fund, the “Master Funds”), and Eminence Fund Long, Ltd., a Cayman Islands exempted company (“Eminence Offshore Long”). The Partnerships, Master Funds, and Eminence Offshore Long are collectively referred to as the “Eminence Funds”;

(ii) a separately managed account (the “SMA”); and

(iii) family accounts and other related accounts over which Mr. Sandler has investment discretion (the “Family Accounts”).

Eminence Capital serves as the investment manager to the Eminence Funds and the investment adviser to the SMA. The general partner of Eminence Capital is Eminence Capital GP, LLC, the sole managing member of which is Mr. Sandler. Eminence Capital may be deemed to have shared voting and dispositive power over the shares held for the accounts of the Eminence Funds and the SMA.

Eminence GP serves as general partner or manager of the Partnerships and the Master Funds and may be deemed to have shared voting and dispositive power over the Shares held for the accounts of the Partnerships and the Master Funds.

Mr. Sandler is the Chief Executive Officer and Chief Investment Officer of Eminence Capital and the Managing Member of Eminence GP and may be deemed to have shared voting and dispositive power with respect to the Shares directly owned by the Eminence Funds and the SMA, as applicable and sole voting and dispositive power with respect to the Shares directly owned by the Family Accounts.

(b) The business address of the Reporting Persons is 65 East 55th Street, 25th Floor, New York, New York 10022.

(c) The principal business of Eminence Capital is that of an investment manager engaging in the purchase and sale of securities on behalf of clients. The principal business of Eminence GP is serving as general partner to the Partnerships and manager to the Master Funds. Mr. Sandler’s principal occupation is serving as the Chief Executive Officer of Eminence Capital and as the Managing Member of Eminence GP.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Eminence Capital is a limited partnership organized under the laws of the State of Delaware. Eminence GP is a limited liability company organized under the laws of the State of Delaware. Mr. Sandler is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The total purchase price for the 13,082,588 Shares reported herein was $618,942,579, including brokerage commissions, and $18,158,499 to acquire the call options referenced in Item 5.

The source of the funds used to acquire the Shares reported herein with respect to the (i) Family Accounts is available funds and (ii) Eminence Funds and the SMA is the working capital of each of the Eminence Funds and the SMA for the Shares held by each of them, respectively, and margin borrowings described in the following sentence. Such Shares are held by the Eminence Funds in commingled margin accounts, which may extend margin credit to the Eminence Funds from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Item 4.	Purpose of Transaction

The Reporting Persons originally acquired Shares for investment purposes. In addition to discussions with the Issuer’s Board of Directors (the “Board”) and management team, the Reporting Persons may also engage in a dialogue and other communications regarding the Issuer with other stockholders of the Issuer, knowledgeable industry or market observers or other persons. Any such discussions may relate to, among other things, the Issuer’s operating strategies, performance, management succession plans and corporate governance matters.

The Reporting Persons may also take other steps to increase shareholder value as well as pursue other plans or proposals that relate to, or would result in, any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, excluding (i) acquiring a control stake in the Issuer’s Shares, or grouping with any other party or parties to acquire such control stake, (ii) engaging in an extraordinary transaction, such as a merger, with the Issuer, or acquiring a material amount of the Issuer’s assets, or grouping with any other party or parties to do either, or (iii) seeking to exert negative control over the important corporate actions of the Issuer, although the Reporting Persons may seek to influence such actions through customary means including presenting its views for consideration to the Issuer, shareholders and other interested parties, privately or publicly, and, if necessary, through the exercise of its shareholder rights including the right to propose new directors for the Issuer’s Board at or before the next annual meeting of shareholders.

The Reporting Persons intend to review their investment in the Issuer’s Shares on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares (but without (i) acquiring a control stake in the Issuer’s Shares, or (ii) grouping with any other party or parties to acquire a control stake), or selling some or all of their Shares.

The response under Item 6 below is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a), (b) The aggregate number of Shares to which this Schedule 13D relates is 13,082,588 Shares (consisting of (i) 12,399,027 Shares and (ii) 683,561 Shares underlying the call options referenced below). Based upon a total of 226,199,054 outstanding Shares, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended July 31, 2015, the Reporting Persons’ Shares collectively represent approximately 5.8% of the outstanding Shares.

(i) Eminence Capital

(a) As of the date hereof, Eminence Capital may be deemed the beneficial owner of 13,079,213 Shares (consisting of (i) 12,395,652 Shares and (ii) 683,561 Shares underlying the call options referenced below), constituting collectively approximately 5.8% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 13,079,213 Shares
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 13,079,213 Shares

(ii) Eminence GP

(a) As of the date hereof, Eminence GP may be deemed the beneficial owner of 10,610,020 Shares (consisting of (i) 9,926,459 Shares and (ii) 683,561 Shares underlying the call options referenced below), constituting collectively approximately 4.7% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 10,610,020 Shares
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 10,610,020 Shares

(iii) Mr. Sandler

(a) As of the date hereof, Mr. Sandler may be deemed the beneficial owner of 13,082,588 Shares (consisting of (i) 12,399,027 Shares and (ii) 683,561 Shares underlying the call options referenced below), constituting collectively approximately 5.8% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 3,375
	2.	Shared power to vote or direct vote: 13,079,213 Shares
	3.	Sole power to dispose or direct the disposition: 3,375
	4.	Shared power to dispose or direct the disposition: 13,079,213 Shares

The Reporting Persons may be deemed to be the beneficial owners of over the counter market American-style call options referencing an aggregate of 683,561 Shares, which have an exercise price of $35.00 per share and expire on January 11, 2017. The information in Schedule A is incorporated herein by reference.

The Reporting Persons have sold in the over the counter market European-style put options referencing an aggregate of 683,561 Shares at an exercise price of $35.00 per share, which expire on the earlier of January 11, 2017 or the date on which the corresponding American-style call options described above in this Item 5 are exercised. The information in Schedule A is incorporated herein by reference.

The Reporting Persons reserve the right to exercise such options at any time, subject to applicable laws and the terms of the E/S Agreement (as defined below).

As a result of entering into the E/S Agreement, the Reporting Persons and the Sachem Head Persons (as defined below) formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The security interests reported in this Schedule 13D do not include security interests owned by the Sachem Head Persons. Sachem Head Capital Management LP (“Sachem Head”), Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson (collectively, the “Sachem Head Persons”) have filed a separate Schedule 13D reporting beneficial ownership of 12,890,000 Shares, including call options referencing an aggregate of 9,190,000 Shares. The Reporting Persons assume no responsibility for the information contained in such Schedule 13D. The Sachem Head Persons and the Reporting Persons may be deemed to beneficially own in the aggregate 25,972,588 Shares, which represents approximately 11.5% of the outstanding Shares.

(c) Set forth on Schedule A hereto are all transactions in the Shares of the Issuer effected during the past sixty days by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on November 13, 2015.

(d) Each of the clients of Eminence Capital has the right to receive, or the power to direct the receipt of dividends from, or the proceeds of the sale of, such Shares beneficially held by Eminence Capital, as applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Item 3, Item 4 and Item 5 and the information set forth in Schedule A of this Schedule 13D are incorporated herein by reference.

E/S Agreement

On November 4, 2015, the Sachem Head Persons filed with the SEC a Schedule 13D reporting the beneficial ownership of 12,890,000 Shares. After the close of business on November 10, 2015, a principal of the Reporting Persons contacted a principal of the Sachem Head Persons to schedule a meeting the next day to discuss their investment in the Issuer. Following preliminary discussions on November 11 and November 12, 2015, after the close of business on November 13, 2015 Eminence Capital and Sachem Head entered into an agreement (the “E/S Agreement”) to coordinate certain efforts with respect to their investment in the Issuer.

Pursuant to the E/S Agreement, each of Eminence Capital and Sachem Head agreed not to directly or indirectly, including, without limitation, through any of their respective Covered Entities (as defined in the E/S Agreement) (i) sell, pledge or otherwise dispose of any Company Securities (as defined in the E/S Agreement) other than in connection with customary margin or similar requirements, (ii) beneficially own, purchase or otherwise hold, or acquire any Company Securities or any interests or rights in respect of any Company Securities, except as otherwise set forth in the E/S Agreement, (iii) notwithstanding the foregoing clause (ii), enter into or exercise any Derivatives (as defined in the E/S Agreement) or (iv) otherwise increase or decrease its economic exposure to, or beneficial ownership over, Company Securities, in each case, without prior written notice to and consent from the other party, which consent shall not be unreasonably withheld.

The E/S Agreement provides that the following matters require the mutual agreement of Eminence Capital and Sachem Head: (i) the selection and nomination of individuals to serve as directors of the Issuer, (ii) the making, revising or withdrawing of any proposals to the Issuer regarding certain matters set forth in the E/S Agreement, (iii) seeking to change or influence the management, directors, governing instruments, stockholders, policies or affairs of the Issuer, (iv) the conduct of any proxy contest, consent solicitation or similar actions involving the Issuer, (v) the manner, form, content and timing of any communications with the Issuer, as well as any public disclosures, public statements or other public communications, in each case, relating to the Issuer, the Company Securities, the E/S Agreement or the activities contemplated by the E/S Agreement, (vi) the admission of any additional members to the group formed by the E/S Agreement or otherwise, or entering into any agreement, arrangement or understanding with any person (other than an affiliate) in connection with the holding, voting or disposition of Company Securities, (vii) the conduct of any litigation or investigation related to the Issuer or the activities contemplated by the E/S Agreement, and (viii) engaging in any of the foregoing activities, directly or indirectly, including, without limitation, through or by any

Covered Entities, other than pursuant to the E/S Agreement. The parties also agreed to cooperate and take all actions reasonably required in furtherance of any actions agreed to be undertaken pursuant to the E/S Agreement, including, without limitation (A) voting or causing to be voted any Shares beneficially owned by them and (B) executing or causing to be executed one or more written consents or agency designations with respect to such Shares.

The E/S Agreement terminates at the completion of the Issuer’s 2016 Annual Meeting of Stockholders; provided, that the E/S Agreement may be earlier terminated by the mutual written agreement of Eminence Capital and Sachem Head or by either party upon giving written notice to the other party in the event that such party determines, despite using its reasonable best efforts, it must dispose of Company Securities because the failure to dispose of such Company Securities could have a material, detrimental effect on such party or its Covered Entities. References to, and descriptions of, the E/S Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the E/S Agreement. A copy of the E/S Agreement is attached as Exhibit 1 and incorporated herein by reference.

Joint Filing Agreement

On November 16, 2015, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of this Schedule 13D (and any amendments thereto) with respect to the securities of the Issuer. Such Joint Filing Agreement is attached hereto as Exhibit 2.

Partnership Agreement

Eminence GP is the general partner of EC Co-Invest pursuant to the Amended and Restated Limited Partnership Agreement of EC Co-Invest, dated as of October 30, 2015 (the “Partnership Agreement”). Pursuant to the Partnership Agreement, Eminence GP is entitled to a portion of the appreciation in the value of the Shares held by EC Co-Invest. The foregoing description of the Partnership Agreement is a summary only and is qualified in its entirety by reference to the Partnership Agreement, which is filed as Exhibit 3 hereto and incorporated herein by reference.

Derivative Transactions

The Eminence Funds may, from time to time, enter into and dispose of cash-settled equity swaps, stock-settled equity swaps, options or other derivative transactions with one or more counterparties that are based upon the value of the Shares, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Shares.

Certain of the Eminence Funds have entered into swaps with respect to the Shares. Under the terms of the swaps, (i) the relevant Eminence Fund will be obligated to pay to the counterparty any negative price performance of the specified notional number of Shares subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the relevant Eminence Fund any positive price performance of the specified notional number of Shares subject to the swaps as of the expiration date of the swaps. Any dividends received by the counterparty on such notional Shares during the term of the swaps will be paid to the relevant Eminence Funds. The swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares that may be referenced in the swap contracts or shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts. The number of Shares specified in such swaps as of the date hereof is 652,380.

The information regarding the put and call options referenced in Item 5 above is incorporated herein by reference.

Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Agreement, dated as of November 13, 2015, by and between Eminence Capital, LP and Sachem Head Capital Management LP

Exhibit 2	Joint Filing Agreement, dated November 16, 2015, by and among Eminence Capital, LP, Eminence GP, LLC, and Ricky C. Sandler

Exhibit 3	Amended and Restated Limited Partnership Agreement of EC Co-Invest I, LP, dated as of October 30, 2015

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2015

/s/ Ricky C. Sandler
Ricky C. Sandler, individually; as
Managing Member of Eminence Capital GP, LLC, the General Partner of Eminence Capital, LP; and as Managing Member of Eminence GP, LLC

Schedule A

TRANSACTIONS IN THE ISSUER’S SHARES BY THE REPORTING PERSONS DURING THE PAST SIXTY DAYS

The following table sets forth all transactions with respect to the Shares effected in the last sixty days by any of the Reporting Persons. Except as otherwise noted, all such transactions in the table were effected in the open market through a broker and include brokerage commissions.

Trade Date	Buy/Sell	No. of Shares/ Quantity	Unit Cost/ Proceeds ($)	Security	Strike Price ($)
09/14/2015	Buy	70,107	45.83	Common Stock	N/A
09/21/2015	Buy	416,162	47.32	Common Stock	N/A
09/22/2015	Buy	596,843	46.82	Common Stock	N/A
09/23/2015	Buy	324,161	47.06	Common Stock	N/A
09/24/2015	Buy	471,300	46.78	Common Stock	N/A
09/25/2015	Buy	88,700	47.08	Common Stock	N/A
09/28/2015	Sell	23,149	46.31	Common Stock	N/A
09/30/2015	Sell	53,740	44.59	Common Stock	N/A
09/30/2015	Buy	366,000	44.07	Common Stock	N/A
10/01/2015	Sell	16,062	44.04	Common Stock	N/A
10/01/2015	Buy	1,270,713	43.64	Common Stock	N/A
10/02/2015	Buy	923,144	43.12	Common Stock	N/A
10/05/2015	Buy	500,000	44.30	Common Stock	N/A
10/06/2015	Buy	250,000	44.48	Common Stock	N/A
10/08/2015	Buy	51,300	46.16	Common Stock	N/A
10/12/2015	Buy	1,601	51.12	Common Stock	N/A
10/20/2015	Buy	4,790	52.19	Common Stock	N/A
10/27/2015	Buy	22,297	53.80	Common Stock	N/A
10/30/2015	Sell	60,594	55.07	Common Stock	N/A
11/02/2015	Sell	3,054	55.48	Common Stock	N/A
11/02/2015	Buy	140,310	56.67	Common Stock	N/A
11/03/2015	Buy to open	285,715	23.06	OTC Call Option	35.00
11/03/2015	Sell to open	285,715	0.01	OTC Put Option	35.00
11/04/2015	Buy to open	200,632	22.88	OTC Call Option	35.00
11/04/2015	Sell to open	200,632	0.01	OTC Put Option	35.00
11/05/2015	Buy to open	1,100,000	27.16	OTC Call Option	35.00
11/05/2015	Sell to open	1,100,000	0.01	OTC Put Option	35.00
11/06/2015	Buy to open	75,000	28.18	OTC Call Option	35.00
11/06/2015	Sell to open	75,000	0.01	OTC Put Option	35.00
11/09/2015	Buy to open	375,000	28.27	OTC Call Option	35.00
11/09/2015	Sell to open	375,000	0.01	OTC Put Option	35.00
11/10/2015	Buy to open	300,000	28.06	OTC Call Option	35.00
11/10/2015	Sell to open	300,000	0.01	OTC Put Option	35.00
11/11/2015	Buy to open	360,720	27.58	OTC Call Option	35.00
11/11/2015	Sell to open	360,720	0.01	OTC Put Option	35.00
11/12/2015	Buy to open	657,997	26.71	OTC Call Option	35.00
11/12/2015	Sell to open	657,997	0.01	OTC Put Option	35.00
11/13/2015	Exercise of Call Options(1)	2,671,503	N/A	OTC Call Option	35.00

(1)	Concurrently with the exercise of the call options 2,671,503 put options expired.